Exhibit 99.5

Supplement to Offers to Purchase

CYPRESS CREEK PRIVATE STRATEGIES REGISTERED FUND, L.P.

P.O. Box 2175

Milwaukee, WI 53201

To the Investors of Cypress Creek Private Strategies Registered Fund, L.P.:

The Cypress Creek Private Strategies Registered Fund, L.P. (the “Fund”) has decided to extend the Expiration Date of the Offer until 12:00 noon, Central Time, on September 17, 2021. All of the other terms of the original Offer remain unchanged.